UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No._______)

CBEYOND, INC.
(Name of Issuer)
-----------------------------------------------------------

Common Stock
(Title of Class of Securities)
-----------------------------------------------------------


149847105
(CUSIP Number)
-----------------------------------------------------------

December 31, 2008
(Date of Event Which Requires Filing of this Statement)
-----------------------------------------------------------


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/x/ Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 7 pages

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Cusip 149847105
-----------------------------------------------------------
1
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

UBS Global Asset Management (Americas) Inc.
36-3664388
-----------------------------------------------------------
2
Check the Appropriate Box if a Member of a Group (See
Instructions)
a   / /
b   /x/ See Item 8 of attached schedule.
-----------------------------------------------------------
3
SEC USE ONLY
-----------------------------------------------------------
4
Citizenship or Place of Organization - Delaware
-----------------------------------------------------------

Number of       5.  Sole Voting Power           __________
Shares Bene-    6.  Shared Voting Power         ___764,176
ficially        7.  Sole Dispositive Power      __________
Owned by Each   8.  Shared Dispositive Power       764,176
Reporting
Person With:
-----------------------------------------------------------
9
Aggregate Amount Beneficially Owned by Each Reporting Person
764,176 Shares  *
-----------------------------------------------------------
10
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------
11
Percent of Class Represented by Amount in Row (9)
6.1%
-----------------------------------------------------------
12
Type of Reporting Person (See Instructions)
IA
-----------------------------------------------------------

* UBS Global Asset Management (Americas) Inc. ("UBSGAM") is the investment manager of BVCF IV, L.P. and disclaims beneficial ownership of such securities. Adams Street
Partners, LLC is the subadvisor to UBSGAM.

Page 2 of 7 pages

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Cusip 149847105
-----------------------------------------------------------
1
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

Adams Street Partners, LLC
36-4395178
-----------------------------------------------------------
2
Check the Appropriate Box if a Member of a Group (See
Instructions)
a   / /
b   /x/ See Item 8 of attached schedule.
-----------------------------------------------------------
3
SEC USE ONLY
-----------------------------------------------------------
4
Citizenship or Place of Organization - Delaware
-----------------------------------------------------------

Number of       5.  Sole Voting Power           ___962,624
Shares Bene-    6.  Shared Voting Power 	      764,176
ficially        7.  Sole Dispositive Power         962,624
Owned by Each   8.  Shared Dispositive Power       764,176
Reporting
Person With:
-----------------------------------------------------------
9
Aggregate Amount Beneficially Owned by Each Reporting Person
1,726,800 Shares  *
-----------------------------------------------------------
10
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------
11
Percent of Class Represented by Amount in Row (9)
6.1%
-----------------------------------------------------------
12
Type of Reporting Person (See Instructions)
IA
-----------------------------------------------------------

Adams Street Partners, LLC ("ASP LLC") is the general partner of BVCF IV, L.P., Adams Street 2006 Direct Fund,
L.P., Adams Street 2007 Direct Fund, L.P. and Adams Street
2008 Direct Fund, L.P. (the "Funds"). The Funds are the legal owners of such securities. ASP LLC disclaims beneficial ownership of such securities.

Page 3 of 7 pages

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Cusip 149847105
-----------------------------------------------------------
Item 1(a).  Name of Issuer:
CBEYOND, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:
320 Interstate North Parkway, Suite 300,
Atlanta, Georgia  30339
-----------------------------------------------------------
Item 2(a) Name of Persons Filing:
UBS Global Asset Management (Americas) Inc.("UBS Global Asset Management"), and Adams Street Partners, LLC ("Adams Street")

Item 2(b) Address of Principal Business Office or, if none,
Residence:
UBS Global Asset Management's principal business office is
located at:
One North Wacker Drive, Chicago, Illinois  60606
Adams Street's principal place of business is located at:
One North Wacker Drive, Suite 2200, Chicago, Illinois
60606-2823

Item 2(c) Citizenship:
Incorporated by reference to Item 4 of the cover pages.

Item 2(d) Title of Class of Securities:
The class of equity security to which the statement relates is Common Stock (the "Common Stock") in the amount of 1,726,800 shares.

Item 2(e) CUSIP Number:
149847105
-----------------------------------------------------------

Item 3.  Type of Person Filing:
UBS Global Asset Management is an Investment Adviser
registered under section 203 of the Investment Advisers Act
of 1940. Adams Street is an Investment Adviser registered
under section 203 of the Investment Advisers Act of 1940.
-----------------------------------------------------------
Item 4 (a)-(c)(iv).  Ownership:
Incorporated by reference to Items 5-11 of the cover pages.
Reporting persons' beneficial ownership results from beneficial ownership of 1,726,800 shares of Common Stock.

Page 4 of 7 pages

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Cusip 149847105
-----------------------------------------------------------

Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.
-----------------------------------------------------------


Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:

Accounts managed on a discretionary basis by UBS Global Asset Management, and subadvised by Adams Street, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. T. Rowe Price Associates provides advice on securities trading.

-----------------------------------------------------------

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company:

[See item 3 above]
-----------------------------------------------------------

Item 8 Identification and Classification of Members of the
Group:

Adams Street Partners, LLC is a subadviser to UBS Global
Asset Management. UBS Global Asset Management (Americas)
Inc.("UBSGAM")is an indirect wholly-owned subsidiary of UBS
AG.  T. Rowe Price Associates provides advice on securities
trading.  Neither UBSGAM, Adams Street Partners, LLC, nor T
Rowe Price affirms the existence of a group within the
meaning of Rule 13d-5(b)(1).  See Exhibit 1.
-----------------------------------------------------------

Item 9 Notice of Dissolution of Group:
Not Applicable

Page 5 of 7
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Cusip 149847105
-----------------------------------------------------------

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10,2009

UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.


By: Mark F. Kemper     By: Michael J. Calhoun
    Mark F. Kemper         Michael J. Calhoun
    Secretary              Assistant Secretary

ADAMS STREET PARTNERS, LLC


By: Michael J. Jacobs
           Michael J. Jacobs
    Vice President


Page 6 of 7 pages
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EXHIBIT 1
AGREEMENT TO MAKE A JOINT FILING

UBS Global Asset Management (Americas) Inc., a registered investment adviser, and Adams Street Partners, LLC, a registered investment adviser, each agrees that this Schedule
13G (including all amendments thereto) is filed by and on behalf of each such party.

Date:  February 10, 2009

UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.



By: Mark F. Kemper     		By: Michael J. Calhoun
    Mark F. Kemper                Michael J. Calhoun
    Secretary                     Assistant Secretary

ADAMS STREET PARTNERS, LLC


By: Michael J. Jacobs
           Michael J. Jacobs
    Vice President



Page 7 of 7 pages

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